UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843 and 333-216883) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134 and 333-225284) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 12, 2018, in order to focus on his other professional commitments as the chief executive of a biotechnology company, Martin Olin resigned as a member of the Company’s board of directors (the “Board”) and all Board committees, effective September 12, 2018. Mr. Olin’s resignation was not due to any disagreement with the Company, the Board or the management of the Company. Following this resignation, the Board’s Nominating and Corporate Governance Committee is conducting a search for an individual to join the Board with relevant background and experience, including with respect to financial and accounting matters. Once a candidate has been identified, the Company expects to call a General Meeting of the shareholders of the Company to present such candidate for election to the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: September 12, 2018	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, General Counsel